

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2014

Sean B. Baker
WFB Funding, LLC
One Cabela Dr.
Sidney, Nebraska 69160

> **Re: WFB Funding, LLC**
> **Amendment no. 1 to Registration Statement on Form S-3**
> **Filed January 15, 2014**
> **File No. 333-192577 and -01-02**

Dear Mr. Baker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We note your response to comment 4 in our letter dated December 24, 2013 and we reissue. While we note your revisions provide additional information, the disclosure about variable funding notes remains unclear and more specificity should be provided so that investors have a clear understanding of how variable funding notes work and what their rights are in relation to the holders of the variable funding notes. Please revise throughout to provide more detail about the terms of the existing series of variable funding notes, including, for example:

   - How the "floating rate" for outstanding variable funding notes referenced in Annex I is calculated;
   - How and when the available funds are applied to variable funding notes, including what priority of payments these notes receive in relation to the payment waterfall described on page S-8 and depicted on pages S-16 to S-18; and

- When, under what circumstances, at what amounts, and using which funds an outstanding series of variable funding notes would be retired in the future.

2. Additionally, the disclosure about variable funding notes remains unclear as to future issuances of series of variable funding notes. More detail should be provided so that investors have a clear understanding of how new issuances of variable funding notes may affect their rights in relation to future holders of variable funding notes. Please revise throughout to provide more detail about the ability to issue new series of variable funding notes and the terms of such new variable funding notes, including, for example:

   - Under what circumstances a series of variable funding notes would be issued in the future;
   - How you will determine the amount of variable funding notes to be issued and the interest rate or index that will be assigned to these future issuances;
   - How and when the available funds would be applied to future variable funding notes, including what priority of payments these notes would receive in relation to existing holders of the term notes and the payment waterfall described on page S-8 and depicted on pages S-16 to S-18; and
   - When, under what circumstances, at what amounts, and using which funds an outstanding series of variable funding notes would be retired in the future.

Base Prospectus

The bank depends on its ability to sell and securitize its credit card receivables to fund new receivables, page 7

3. We note that your revision to this risk factor on page 8 related to the variable funding notes. Please create a separate risk factor discussing the risks to investors associated with the variable funding notes, including how any new issuance and increase or decrease in the principal amount of the variable funding notes will impact or affect the holders of the notes offered by this registration statement.

Variable Funding Notes, page 55

4. We note that the outstanding principal amount and allocation amount for a series of variable funding notes may increase. Please revise to describe how those amounts are determined and how the "maximum principal amount" is determined.

5. We note that you may elect to reduce the outstanding principal amount of a series of variable funding notes from time to time. Please revise to describe how you determine whether to reduce the outstanding principal amount, as well as how you determine the amount of such reduction.

Exhibits

Exhibit 8.1, page 3

6. Counsel may not limit reliance on the opinion solely for the benefit of the issuer. See Staff Legal Bulletin No. 19. Please Revise.

7. Please either remove the words "expressed as of the date hereof" and the related disclaimer of any undertakings in paragraph seven or confirm that you will refile an opinion on the date of effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kayla Florio, Attorney-Advisor at (202) 551-3490 or me at (202) 551-3313 with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc: H. Dale Dixon, Kutak Rock
       Mark A. Ellis, Kutak Rock